 CARDIOME ®
PHARMA CORP.

6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ENTERS COMMERCIALIZATION AGREEMENT WITH EUROLAB ESPECIALIDADES MEDICINALES FOR BRINAVESS™ IN ARGENTINA

Vancouver, Canada, Aug 25, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its subsidiary, Correvio International Sàrl, has entered into an agreement with Eurolab Especialidades Medicinales de Eurofar S.R.L. to sell and distribute BRINAVESS™ (vernakalant intravenous) exclusively in Argentina. Under the terms of the agreement, Eurolab has agreed to specific annual commercial goals for BRINAVESS™. Financial details of the agreement have not been disclosed.

"This agreement with Eurolab allows for the continued availability of BRINAVESS to our customers in Argentina," said Karim Lalji, Cardiome's Chief Commercial Officer. "As the third largest country in South America in terms of population, Argentina remains a key market for BRINAVESS as we continue to build the brand in this region."

"We are excited to expand our hospital product offerings to our customers with the addition of BRINAVESS to our portfolio," said Gabriel Menendez, General Manager at Eurolab. "We are committed to making this important drug for the conversion of atrial fibrillation available to all of our customers throughout the country."

In 2010, the Argentine pharmaceutical market was valued at $5.1 billion with growth of 29.1% on a year-on-year basis.[1]

References:

1. Scrip Insights. The pharmaceutical market in Argentina. Dec 2011.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Eurolab Especialidades Medicinales
Eurolab, headquartered in Buenos Aires, Argentina, supports the Multinational Pharmaceutical Industry in the areas of manufacturing, promotion and distribution of medicines in Argentina and Latin America. Eurolab also produces its own prescription and OTC products. For more information, please visit their web site at www.laboratorioseurolab.com.

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For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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